One Tower Center, 14th Floor

East Brunswick, NJ 08816

732-418-9300 Tel

savientpharma.com

September 20, 2011

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty

Re:	Savient Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 1, 2011
File No. 000-15313

Ladies and Gentlemen:

This letter is in response to the letter to Savient Pharmaceuticals, Inc. (“we” or the “Company”) dated September 19, 2011 from Jeffrey P. Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Philip K. Yachmetz, our General Counsel and Senior Vice President. The responses below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In response to the Staff’s comments regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), we advise you as follows:

Form 10-K for the fiscal year ended December 31, 2010

Signatures, page 138

1. We note that your chief executive officer and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities, but it does not appear that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form 10-K. Please amend your filing to include the signature of your controller or principal accounting officer. If David G. Gionco, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities. See Instruction D(2)(a) of Form 10-K for further information.

Response:	We confirm that David G. Gionco was acting in the capacities of our principal financial officer and our principal accounting officer at the time of the execution and filing of the 2010 Form 10-K.

U.S. Securities and Exchange Commission

September 20, 2011

In addition, we confirm that Mr. Gionco signed the 2010 Form 10-K on our behalf in each of his capacities as our principal financial officer and our principal accounting officer. In future filings, we will ensure that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report.

* * * * *

We believe that the above relates to matters that are not individually or in the aggregate material to investors. In addition, we have carefully considered the desirability and appropriateness of amending the 2010 Form 10-K in order to reflect the clarification described above, and we have determined that any such amendment would, on the whole, be more confusing than useful to investors and others. Accordingly, we respectfully submit that we plan to include the clarification in our Annual Report on Form 10-K for the year ending December 31, 2011 and in subsequent filings as appropriate.

Lastly, as requested by the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you require additional information, please telephone either the undersigned at (732) 565-4705, or Graham Robinson of WilmerHale, our outside counsel, at (617) 526-6571.

Very truly yours,

/s/ Philip K. Yachmetz

Philip K. Yachmetz

cc:	Jennifer Riegel, U.S. Securities and Exchange Commission

Graham Robinson, WilmerHale